Exhibit 99.46

NEWS RELEASE

CAMINO ROJO OXIDE GOLD PROJECT ADVANCES TOWARDS PRODUCTION

ORLA MINING FINALIZES US$125 MILLION CREDIT AGREEMENT, RECEIVES APPROVAL OF A KEY PERMIT AND THE BOARD APPROVES CONSTRUCTION SPENDING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

VANCOUVER, BC – December 18, 2019 - Orla Mining Ltd. (TSX: OLA) (“Orla” or the “Company”) is pleased to announce that the Company has entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to its previously announced US$125 million project finance facility (“Credit Facility”) for the development of the Camino Rojo Oxide Gold Project (“Camino Rojo”) located in Zacatecas, Mexico. The Credit Facility was arranged by Trinity Capital and includes a syndicate of lenders led by Agnico Eagle Mines Limited, Pierre Lassonde and Trinity Capital, creating key alignment between debt and equity holders who will support the Company’s development going forward.

Concurrent with the closing of the Credit Facility, the Board of Directors of Orla has approved the start of construction spending at Camino Rojo, allowing the continuation of detailed engineering and the ordering of long lead items, such as the crushing system. Commencement of project construction has also been approved, subject to receipt of all required permits.

Orla is also pleased to report that the Company has received notification from the Mexican federal government environment department known as SEMARNAT, granting approval of the Change of Land Use permit (Cambio de Uso de Suelo or CUS/ETJ), one of the two key permits required for the development of Camino Rojo.

“Securing this US$125 million Credit Facility and one of the key permits marks two more critical milestones in the evolution of Orla, allowing us to maintain our schedule for advancing Camino Rojo toward production in mid-2021. We have accomplished a great deal to get to this point in just two years since the acquisition of the project. With the continued support of local communities, various levels of government, shareholders and now lenders, we can advance toward production by initiating construction in the coming months once the final permit is received,” stated Jason Simpson, President and Chief Executive Officer.

Credit Facility

The Credit Facility provides Orla with US$125 million comprised of three tranches; an initial tranche of US$25 million, which Orla has requested to be drawn on closing, and two subsequent tranches of US$50 million each, available for drawdown after satisfaction of certain conditions precedent, including the receipt of key permits required for the development of Camino Rojo. The term of the Credit Facility is five years and will bear interest at 8.8% per annum.

In connection with the closing of the Credit Facility, Orla has issued 32.5 million common share purchase warrants to the lenders, with a seven year term and an exercise price of C$3.00 per warrant, representing a 97% premium to the closing price of Orla on October 18, 2019, the day prior to announcement of the Credit Facility.

NEWS RELEASE

The balance of the terms of the Credit Facility are as previously disclosed in the news release dated October 21, 2019 and the commitment letter dated October 20, 2019, which was filed on SEDAR on October 29, 2019.

Cutfield Freeman & Co. provided independent advisory services to Orla in connection with the Credit Facility with Cassels Brock & Blackwell LLP acting as legal counsel.

Permitting Update

The other key permit required prior to the start of construction is the Environmental Impact Statement (Manifesto de Impacto Ambiental or MIA). Review of the MIA application by SEMARNAT is ongoing. The construction of Camino Rojo is expected to start during the first half of 2020, upon receipt of all required permits.

Qualified Persons

Hans Smit, P.Geo., Chief Operating Officer of Orla, has reviewed and verified all technical and scientific information contained in this news release and is a Qualified Person within the meaning of NI 43-101.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 200,000 hectares. Estimated Mineral Reserves as of June 24, 2019 are 44.0 million tonnes at a gold grade of 0.73 grams per tonne (“g/t”) and a silver grade of 14.2 g/t, for total mineral reserves of 1.03 million ounces of gold and 20.1 million ounces of silver. (Comprised of Proven Mineral Reserves of 14,595,000 tonnes at 0.79 g/t gold and 15.1 g/t silver and Probable Mineral Reserves of 29,424,000 tonnes at 0.70 g/t gold and 13.7 g/t silver). The technical report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 is available on SEDAR under the Company’s profile as well as on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

For further information, please contact:

Jason Simpson

President & Chief Executive Officer

Etienne Morin

Chief Financial Officer

www.orlamining.com

info@orlamining.com

NEWS RELEASE

Multilateral Instrument 61-101

Mr. Chuck Jeannes, Ms. Elizabeth McGregor and Mr. David Stephens are directors of the Company, and Mr. Lassonde has beneficial ownership of, control or direction over, directly or indirectly, more than 10% of the issued and outstanding common shares of the Company, and each are lenders under the Credit Facility. Accordingly, the Credit Facility and the issuance of the warrants insofar as they involve such insiders constitute related party transactions for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is not required to obtain a formal valuation for the Credit Facility by virtue of section 5.4 of MI 61-101. In addition, the Company is relying on the exemption from the formal valuation and minority approval requirements of MI 61-101 set out in section 5.5(a) and section 5.7(a) of MI 61-101 as the fair market value of the Credit Facility and the warrants insofar as it relates to interested parties is not more than 25% of market capitalization.

Disclaimer

The securities offered (and any underlying securities) have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward-looking and Cautionary Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the Credit Facility, including the expected use of proceeds; timeline for commencing construction; results of the feasibility study, including but not limited to the mineral resource and mineral reserve estimation, mine plan and operations, internal rate of return, sensitivities, taxes, net present value, potential recoveries, design parameters, operating costs, capital costs, production data and economic potential; the timing and costs for production decisions; financing timelines and requirements; permitting timelines and requirements; requirements for additional land; exploration and planned exploration programs, the potential for discovery of additional mineral resources; upside opportunities including pit wall angles, land agreements, the development of the sulphide mineral resource and exploration potential; timing for start of engineering work, construction, and receipt of permits; timing for first gold production; and the Company's objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, assumptions regarding price of gold and silver; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required permits and approvals will be obtained; that social or environmental issues might exist, are well understood and will be properly managed; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: failing to enter into a definitive agreement with respect to Engineering, Procurement and Construction Management; failing to receive the balance of the Credit Facility; risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral resources and mineral reserves, including changes in the economic parameters; risks relating to not securing agreements with third parties or not receiving required permits; risks associated with executing the Company’s objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company’s most recently filed management’s discussion and analysis, as well as its annual information form dated March 28, 2019, available on www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

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